TAHRA T. WRIGHT Attorney At Law 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

June 30, 2008

Mr. Sean Donahue Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China Bio Energy Holding Group Co., Ltd.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-147953

Dear Mr. Donahue:

On behalf of our client, China Bio Energy Holding Group Co., Ltd., a Delaware corporation (“Company”), we transmit herewith for filing with the Securities and Exchange Commission (“Commission”), pursuant to Section 6 of, and Regulation C under the Securities Act of 1933, as amended (“Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 5 (“Amendment”) to the Company’s Registration Statement on Form S-1 (No. 333-147953) (together, the “Registration Statement” ).

The Amendment responds to the comments set forth in the Staff’s letter dated June 26, 2008 and June 30, 2008, respectively (“Staff’s Letters”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letters, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letters. Page numbers refer to the marked copy of the Amendment.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letters are as follows:

JUNE 26, 2008 STAFF LETTER

Form S-1/A

Liquidity and Capital Resources

1.
Please discuss the cash provided by or used in operating, financing and investment activities during the years ended December 31, 2007, 2006 and 2005. In this regard, provide a comparative discussion of your cash flows for the Fiscal Year ended December 31, 2007 as compared to the Fiscal Year ended December 31, 2006 as compared to the Fiscal Year ended December 31, 2005

The disclosure has been revised to reflect the Staff’s comment, and the Company has attached as part of this correspondence, such revisions and updates to the Registration Statement, that were faxed to the Commission on June 27, 2008.

Los Angeles New York Chicago Nashville www.loeb.com

A limited liability partnership including professional corporations

Mr. Sean Donahue Securities and Exchange Commission June 30, 2008 Page 2

Signatures, page II-5

Please provide the signature of your principal accounting officer of controller.

The signature page has been revised to reflect that Ms. Li Gaihong is principal accounting officer of the Company.

JUNE 30, 2008 STAFF’S LETTER

Exhibit 5.1

1. We note that the legal opinion filed on December 7, 2007, opines upon the resale of 2,848,769 shares of common stock, but that you are registering for resale 2,844,174 shares of common stock. Please file a revised legal opinion that opines upon the amount of securities being registered.

The legal opinion has been revised to reflect that 2,844,174 shares are being registered for resale.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mitchell Nussbaum by telephone at (212) 407-4159 or me at 212-407-4122.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright
Attorney At Law

As filed with the Securities and Exchange Commission on June, 27, 2008

Registration No. 333-147953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 5
TO FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA BIO ENERGY HOLDING GROUP CO., LTD.

Delaware	5172	65-0854589
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dongxin Century Square, 7 th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, PRC 710043
+86 29 8320 4383
(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Gao Xincheng
Chief Executive Officer
China Bio Energy Holding Group Co., Ltd.
c/o Xi’an Baorun Industrial Development Co., Ltd.
Dongxin Century Square, 7 th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, PRC 710043
+86 29 8320 4383
(Name, address, including zip code, and telephone number,including area code, of agent for service)

Copies to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Tel. No.: 212-407-4159 Fax No.: 212-407-4990

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

Subject To Completion, Dated June, 27, 2008

CHINA BIO ENERGY HOLDING GROUP CO., LTD.

2,844,174 Shares of Common Stock

This prospectus relates to the sale of up to 2,844,174 shares of common stock of China Bio Energy Holding Group Co., Ltd., a Delaware corporation, that may be sold from time to time by the selling stockholders named in this prospectus on page 16 (“Selling Stockholders”). We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholders.

The prices at which the Selling Stockholders may sell their shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the Selling Stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

Our common stock is traded in the over-the-counter market and prices are reported on the Over-The-Counter (“OTC”) Bulletin Board under the symbol: “CBEH” The last closing price of our common stock on June 26, 2008 was $9.00. You are urged to obtain current market quotations of our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 6 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is __________, 2008

All potential environmental liabilities may not have been identified or properly quantified and a prior owner, operator, or tenant may have created an environmental condition unknown to us. We may be potentially liable for damages or cleanup, investigation or remediation costs in connection with the ownership and operation of our properties (including locations to which we may have sent waste in the past) and the conduct of our business.

State and local environmental regulatory requirements change often. Future laws, ordinances or regulations might impose material environmental liability or the current environmental condition of the properties could in future be affected by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us. Moreover, it is possible that compliance with a new regulatory requirement could impose significant compliance costs on us. Such costs could have a material adverse effect on our business, financial condition and results of operations.

We may have limited legal recourse under PRC law if disputes arise under our contracts with third parties.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. We could suffer severe penalties if our employees or other agents were found to have engaged in such practices.

Risks Related to the Common Stock

If we do not timely file and have declared effective the registration statement to register the shares being offered by the selling stockholders named herein, we will be subject to liquidated damages.

On October 23, 2007, we entered into a registration rights agreement to register the shares of common stock to which this prospectus relates. We are obligated to file the registration statement of which this prospectus is a part, by December 7, 2007 and have the registration statement declared effective by the SEC no later than April 21, 2008. If we are unable to obtain an extension of the effective date or a waiver of liquidated damages, then we must pay liquidated damages in the amount of 0.75% of the purchase price of the securities being registered, per month, subject to a maximum limit of 7.5%. As of June ~~19,~~26, 2008, we have accrued approximately $~~86,000~~96,686 in liquidated damages.

The outstanding warrants may adversely affect us in the future and cause dilution to existing stockholders.

We currently have warrants outstanding to purchase up to 5,681,819 shares of our common stock. The term of these warrants expire in 2012 and the exercise price ranges from $3.00 to $4.40 per share, subject to adjustment in certain circumstances. Exercise of the warrants may cause dilution in the interests of other stockholders as a result of the additional common stock that would be issued upon exercise. In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock. Further, the terms on which we may obtain additional financing during the period any of the warrants remain outstanding may be adversely affected by the existence of these warrants as well.

If we are unable to list our common stock on the NASDAQ or higher exchange by June 30, 2009, we must issue 1,000,000 shares of our common stock to the purchaser of our Series A Convertible Preferred Stock, thereby causing further dilution to our existing stockholders.

On October 23, 2007, we entered into purchase agreement with Vision Opportunity Master Fund, Ltd., or Vision, pursuant to which Vision purchased 1,000,000 shares of the our Series A Convertible Preferred Stock at a purchase price of $10.00 per share. Pursuant to the terms of the purchase agreement, we agreed to take all necessary steps to list our common stock on the NASDAQ or higher stock exchange as soon as possible. In addition, we agreed to issue 1,000,000 shares of common stock to Vision in the event our common stock is not so listed by June 30, 2009. If our common stock is not listed on the NASDAQ or higher exchange by June 30, 2009 and we are required to issue 1,000,000 shares of our common stock to Vision, it would cause dilution to our existing stockholders.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.

There is currently only a limited public market for our common stock, which is listed on the OTC Bulletin Board. The share volume of our common stock during the month of May 2008 was 21,225 shares. As of June 26, 2008, the closing price of our common stock was $9.00.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general, and the market for OTC Bulletin Board quoted stocks in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Stallion Ventures, LLC	468,618(7)	468,618	-0-	*

Menlo Venture Partners, LLC	78,647(8)	78,647	-0-	*

Robert Scherne	16,667(9)	16,667	-0-	*

John Vogel	4,000(10)	4,000	-0-	*

Windermere Insurance Company Ltd.	86,779(11)	86,779	-0-	*

Sichenzia Ross Friedman Ference LLP	9,000(12)	9,000	-0-	*

Alfred Schiffrin	7,500(13)	7,500	-0-	*

Ronit Sucoff	33,556	33,556	-0-	*

Helen Kohn	33,556	33,556	-0-	*

Shadow Capital, LLC	20,001(14)	20,001	-0-	*

Stanley Goldberg Rev Trust	16,667(15)	16,667	-0-	*

Irv Edwards	8,250	8,250	-0-	*

Fink Family Trust	33,556(16)	33,556	-0-	*

Mark Bell MD Retirement Trust	8,250(17)	8,250	-0-	*

Larry Chimerine	53,390	53,390	-0-	*

Cliff Sullivan	5,679	5,679	-0-	*

___________________
* Represents beneficial ownership of less than one percent of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 25,454,545 shares of common stock outstanding as of June ~~19,~~26, 2008.

The following is a summary of cash provided by or used in each of the indicated types of activities during the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008	2007
Cash provided by (used in):
Operating Activities	$1,074,063	$(436,737)
Investing Activities	(947,842)	(153,988)
Financing Activities	(12,783)	(10,562)

Net cash provided by operating activities was $1,074,063 in first quarter of 2008, as compared to $436,737 net cash used by operating activities in first quarter 2007. The increase in net cash during the first quarter of 2008 comparing with same period of 2007 was mainly due to increase in net income and advances from customers, and decrease in prepaid expenses and advance to suppliers.

Net cash used in investing activities was $947,842 during the first quarter 2008, as compared to net cash used in investing activities of $153,988 in first quarter of 2007. The increase of net cash used in investing activities in 2008 was mainly due to the amounts paid for purchasing three oil extraction plants and further construction and improvements on these three oil extraction plants.

Net cash used in financing activities was $12,783 in the first quarter of 2008 as compared to net cash used in financing activities of $10,562 for first quarter 2007. The increase of net cash flow used by financing activities in 2008 was due to the repayment of long-term loans.

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31
	2007	2006	2005
Cash provided by (used in):
Operating Activities	$(5,108,303)	$20,548	$(221,444)
Investing Activities	(7,009,173)	(891,284)	(19,659)
Financing Activities	13,048,697	881,399	(19,799)

Fiscal year ended December 31, 2007 as compared to fiscal year ended December 31, 2006

Net cash flow used in operating activities was $5,108,303 in 2007, as compared to net cash flow provided by operating activities of $20,548 in 2006. The increase in net cash flow used in operating activities in 2007 was mainly due to the increase of the amount of prepayment for the purchasing of oil products and increased inventory level. The oil industry is a seller’s market. If we control the oil supplies, we will be a market maker in the region. According to the current trade practices of the oil industry, no credit terms are allowed and cash on delivery or advance payment is customary. As a result, we put more of our funding to our suppliers as advance payments. We have to secure the oil resources for our 2008 operations. In addition, the recent construction of our new biodiesel manufacturing facility has been in operation since October 2007. We purchased supply items and inventory for this facility for an aggregate amount of $1,110,000.

Net cash flow used in investing activities was $7,009,173 for 2007, as compared to net cash flow used in investing activities of $891,284 in 2006. The increase of net cash flow used in investing activities in 2007 was mainly due to the construction of the new bio diesel manufacturing facility for an aggregate cost of approximately $8,773,000.

Net cash flow provided by financing activities was $13,048,697 in 2007 as compared to net cash provided by financing activities of $881,399 for 2006. The increase of net cash flow provided by financing activities in 2007 was mainly due to issuance of our preferred stock for $10 million in cash.

Fiscal year ended December 31, 2006 as compared to fiscal year ended December 31, 2005

Net cash flow provided by operating activities was $20,548 in 2006, compared to net cash flow used in operating activities of $221,444 in 2005. This increase in net cash flow provided by operating activities in 2006 was mainly due to decreases in advances to suppliers, increased accounts payable and advances from customers in 2006 compared with 2005.

Net cash flow used in investing activities was $891,284 for 2006, as compared to net cash used in investing activities of $19,659 in 2005. The increase of net cash flow used in investing activities in 2006 was mainly due to the start of the construction of the new biodiesel manufacturing facility.

Net cash flow provided by financing activities was $881,399 in 2006 as compared to net cash used in financing activities of $19,799 in 2005. The increase of net cash flow provided by financing activities in fiscal 2006 was mainly from a bank loan.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

Short-term loan

At March 31, 2008, we are obligated under a short-term loan from a commercial bank in the PRC for the amount of $1,424,704 (RMB10,000,000). This loan was entered into on August 31, 2007 and matures on August 30, 2008. The principal will be repaid at maturity and the interest is payable per quarter with an interest rate of 8.073% per annum. The loan is guaranteed by Xi’an City Economic & Technology Investment Guarantee Co., Ltd. We paid them the guarantee fee of 2% of the loan principal, and pledged our diesel equipment as collateral for their guarantee.

Long-term liabilities

Our long-term liabilities reflect loans payable for the acquisition of three automobiles. One automobile was purchased for the approximate amount of $180,000 in September 2006 with a three-year loan of $100,000 at an interest rate of 6.3% per annum. At March 31, 2008 and December 31, 2007, the outstanding loan balance for this car is $63,894 and $70,325, respectively.

The other two automobiles were purchased in February 2007 for $43,000 and $29,000, respectively. The loan amounts for these two automobiles were approximately $25,500 and $19,800, respectively. Each of these loans has a two-year term with an interest rate of 7.56% per annum. At March 31, 2008 and December 31, 2007, the outstanding loan balances for these two automobiles were $27,967 and $30,617, respectively. At March 31, 2008 and December 31, 2007, $65,743 and $67,287 of the total outstanding loan balance has been reclassified to current portion of the liabilities that are payable within one year, respectively.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans.

Compensation of Directors

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors. Our directors may participate in the Company’s incentive compensation program, but currently to such incentive compensation arrangements are in place.

Compensation Committee Interlocks and Insider Participation

We did not have a compensation committee during the fiscal year ended December 31, 2007. None of our executive officers prior to the share exchange received compensation for their services during 2007. Mr. Gao participated in the deliberations concerning compensation of the executive officers of Baorun Industrial for the fiscal year ended December 31, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 26, 2008 the number of shares of our common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company’s common stock; (ii) each director; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. As of June 26, 2008, we had 25,454,545 shares of common stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is Dongxin Century Square 7F, Xi’an Hi-tech Development District, Xi’an, China.

All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of June 26, 2008, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock

Redsky Group Limited (1)	22,454,545	88.21%

Princeton Capital Group (2)	1,500,000	5.89%

Gao Xincheng	—	*

Li Gaihong	—	*

Chen Jun	—	*

All Directors, Executive Officers and Director Nominees, as a group__	—	__
_____________
* Less than one percent

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND

RELATED STOCKHOLDER INFORMATION

Since December 2007, our common stock has been quoted on the Over the Counter Bulletin Board, or OTCBB, under the symbol “CBEH” as a result of the share exchange and the change in our name. From July 2005 until December 2007, our common stock was quoted under the symbol “IIMG”..

The following table shows by each fiscal quarter the range of high and low bid quotations reported by the OTCBB in each fiscal quarter from January 1, 2006 through December 31, 2007, and for the first quarter of 2008 and the second quarter of 2008 through June 26. The OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2008	High	Low
First Quarter	$5.50	$4.00
Second Quarter (through June 26)	9.00	4.10

2007	High	Low
First Quarter	$9.00	$3.90
Second Quarter	6.00	3.00
Third Quarter	5.00	1.01
Fourth Quarter	5.50	1.65

2006	High	Low
First Quarter	$0.30	$0.20
Second Quarter	0.25	0.25
Third Quarter	0.25	0.07
Fourth Quarter	0.15	0.07

Holders of Record

As of June 26, 2008, there were 155 holders of record of our common stock.

Dividends

We have never paid any dividends and we plan to retain earnings, if any, for use in the development of our business. Payment of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 5 to Form S-1 and has authorized this Amendment No. 5 to Form S-1 to be signed on its behalf by the undersigned in the City of Xi’an, People’s Republic of China, on June 27, 2008.

CHINA BIO ENERGY HOLDING GROUP CO., LTD.

By:	/s/ Gao Xincheng
Name: Gao Xincheng
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Signature	Title	Date

/s/ Gao Xincheng	Chairman, Chief Executive Officer and President (Principal Executive Officer)	June 27, 2008
Gao Xincheng

/s/ Li Gaihong	Chief Financial Officer (Principal Accounting Officer and PrincipalFinancial Officer) and Director	June 27, 2008
Li Gaihong

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Amendment No. 5 to the Registration Statement on Form S-1 (No. 333-147953) of our report dated March 21, 2008, (except for note 17 paragraph (g), as to which the date is June 16, 2008), relating to the consolidated financial statements of China Bio Energy Holding Group Co., Ltd., which appears in such Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Sherb & Co., LLP

Boca Raton, FL

June 27, 2008